BRITISH AMERICAN TOBACCO

CELEBRATING A CENTURY OF EXCELLENCE

02060367

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Alan F. Porter
Company Secretary

Tel +44 (0)20 7845 1507
Fax +44 (0)20 7845 2189
www.bat.com

GC/KC/1000209130

29th October 2002

FILE No.
82-33

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

SUPPL

RECEIVED
NOV 12 2002
SEC MAIL PROCESSING SECTION
WASH, D.C.
180

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

G C W Cunnington
Assistant Secretary

Attached: British American Tobacco Management Board

BRITISH AMERICAN
TOBACCO

www.bat.com

news release

FILE No.
82 • 33

29 October 2002

BRITISH AMERICAN TOBACCO MANAGEMENT BOARD

Chris Bischoff, Director, Smoking Tobacco and Cigars (STC) and Dr. John Jewell, Operations Director, will be retiring from the British American Tobacco Management Board on February 28th and March 31st respectively.

Peter Taylor, currently Global Head of Product, will succeed John Jewell as Operations Director and Ben Stevens, Development Director, will assume responsibility for STC in addition to his current role.

Martin Broughton, Chairman of British American Tobacco, commented:

"I would like to thank John and Chris enormously for the contributions they have made to the Group. Between them, they have some 75 years of tobacco industry experience and we have all benefited from their sheer range of knowledge. I wish them both a long and happy retirement."

Enquiries:

Press Office:
Dave Betteridge, Ann Tradigo, Sarah Corbey
Tel: +44 (0)20 7845 2888

BRITISH AMERICAN TOBACCO

www.bat.com

news release

FILE No. 82 • 33

QUARTERLY REPORT TO 30 SEPTEMBER 2002 — 29 October 2002

SUMMARY

NINE MONTHS RESULTS	2002	2001	Change
Operating profit pre-exceptionals	£2,061m	£2,082m	-1%
Pre-tax profit	£1,634m	£1,524m	+7%
Adjusted earnings per share	49.47p	45.80p	+8%

- Operating profit, excluding goodwill and exceptional items, was 1 per cent lower at £2,061 million. At comparable rates of exchange, operating profit would have risen 4 per cent.

- The four global drive brands, Lucky Strike, Kent, Dunhill and Pall Mall, achieved excellent overall growth for the nine months of 9 per cent and almost 15 per cent for the discrete quarter. Group volumes at 579 billion were down 4 per cent in the nine months, close to the previously announced expectations.

- Pre-tax profit growth of 7 per cent benefited from the absence of exceptional charges and lower net interest paid.

- Adjusted diluted earnings per share rose by 8 per cent to 49.47p, benefiting from lower net interest, effective tax rate and minority charges.

- The Chairman, Martin Broughton, commented "These results represent a good trading performance in the current environment. Although the impact from exchange rates is considerable, we still expect to achieve high single figure growth in earnings per share for the full year, as a result of lower net interest costs and a much improved tax position."

ENQUIRIES:

INVESTOR RELATIONS:		PRESS OFFICE:	
Ralph Edmondson/	020 7845 1180	David Betteridge/Sarah Corbey/	020 7845 2888
Rachael Cummins	020 7845 1519	Ann Tradigo	

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG
Registered in England and Wales no. 3407696

BRITISH AMERICAN TOBACCO p.l.c.

QUARTERLY REPORT TO 30 SEPTEMBER 2002

INDEX

In the first nine months, adjusted diluted earnings per share increased in line with expectations by 8 per cent to 49.47p, as lower net interest, tax rate and minority charges offset adverse foreign exchange movements. At constant rates of exchange, operating profit grew by 4 per cent, a good underlying performance bearing in mind the deteriorating economic conditions and increasingly competitive environment. However, the results have been affected by a £107 million currency impact, which has led to the Group's published operating profit being down 1 per cent at £2,061 million.

The good performances from America-Pacific and Europe highlighted at the half year have continued, as has the very encouraging growth in our global drive brands. Lucky Strike, Kent, Dunhill and Pall Mall grew by 9 per cent between them for the nine months and by almost 15 per cent in the third quarter. Total Group volumes were down 4 per cent in the nine months, close to the previously announced expectations following our decision to restrict the supply of duty-free exports, while volumes for the third quarter were only 2 per cent down.

Brown & Williamson's market share in the US domestic market has increased, as a result of the successful strategies it is pursuing. Shareholders may well be aware that two of our principal competitors have recently announced significantly increased levels of discounting. B&W is defending its premium drive brand Kool with competitive discount levels and continuing its successful everyday low price strategy to support the mid-price portfolio but is watching developments carefully.

On the regulatory front, the Advocate General of the European Union has now given his opinion on the EU Tobacco Control Directive. While we welcome his opinion that proposals to ban descriptors such as 'light' and 'mild' should not apply to products for export outside the EU, we are very disappointed with his view that the Directive's other provisions are lawful.

As I have commented before, a bad law doesn't become a good law just because it's an anti-tobacco law. In this case, the door to full scale prescriptive EU legislation would be opened whenever health or environmental factors could be held to affect trade in a product within the EU. The implications for the food, chemical, pharmaceutical and mineral industries are far reaching and it is very much to be hoped that the European Court of Justice will disagree with the Advocate General. His opinion is a clear example of the EU attempting to expand its remit and it certainly usurps traditional national sovereignties in health matters and is in conflict with EU Treaty provisions.

While on the subject of regulation, the new draft text of the World Health Organisation's Framework Convention for Tobacco Control has just been considered in Geneva. We have major concerns with the way that the draft text treats active and 'passive' smoking as though they are the same thing and ignores the potential benefit to public health from harm reduction strategies, when so many adults will continue to smoke tobacco products.

Our views on the text have been published on our website which, incidentally, is currently receiving around 100,000 visits per month.

2002 may well seem like 'the year of publications' to our shareholders as the Group's first Social Report in July was followed by the publication marking our Centenary in September. The Social Report has been well received. Most encouragingly, British American Tobacco has become the first tobacco company to be selected as a component of the 2003 Dow Jones Sustainability World Index. The selectors described the Group as having 'an excellent overall sustainability performance ..... clearly positioned among the best in its industry'.

Of course, we wouldn't be able to look to the future with confidence without the successes of our first hundred years - successes for our company, our brands and our people - that were so well described and illustrated in the Centenary publication. I hope that all shareholders will have received a copy by now and will have enjoyed looking through it.

As we look to the future, there are a number of new investment opportunities around the world as governments seek to privatise their tobacco businesses. We are monitoring all of them and have lodged our interest in the privatisation of ETI with the Italian Government. Our major strategic opportunity remains China, where the proposal we have developed continues to make progress.

These results represent a good trading performance in the current environment. Although the impact from exchange rates is considerable, we still expect to achieve high single figure growth in earnings per share for the full year, as a result of lower net interest costs and a much improved tax position.

MARTIN BROUGHTON

Operating profit at £2,061 million, was down 1 per cent, excluding goodwill amortisation and exceptional items set out on page 13, with increased contributions from the America-Pacific and Europe regions. Profit was particularly affected by the weakening of a number of currencies against sterling, especially the South African rand, the US dollar and Canadian dollar. Excluding the adverse exchange impact of £107 million, profit would have grown by 4 per cent at comparable rates of exchange.

With discrete third quarter volumes only 2 per cent lower, Group volumes were down 4 per cent at 579 billion for the nine months to September, coming closer to our previously announced expectations.

The four global drive brands, Lucky Strike, Kent, Dunhill and Pall Mall, achieved excellent overall growth for the nine months of 9 per cent and almost 15 per cent for the discrete quarter, driven by the outstanding performance of Dunhill and the strong growth of Pall Mall.

Profit from the **America-Pacific** region for the nine months was up £31 million to £769 million, with higher contributions from all the markets in the region. The US increased market share and profit, while strong volume increases in South Korea more than offset the lower volumes in Canada. Total regional volume was 2 per cent ahead at 80 billion.

The profit included for Imperial Tobacco Canada rose to £318 million, an increase of 7 per cent in local currency. This was achieved through higher pricing, productivity enhancements and reduced overheads, partly offset by lower shipments, which were the result of swingeing provincial and federal government tax increases. The tax increases also led to an increase in sales of discount cigarette brands made by small manufacturers, resulting in the Group's impressive market share being slightly down, as all brands were affected except for du Maurier which increased share.

Brown & Williamson's contribution from its US cigarette business was £284 million, which represented an increase of 5 per cent in dollar terms. Shipment share improved further and now stands at 11.1 per cent for the nine months versus 10.9 per cent in the comparable period. This growth was achieved through increased volumes and market share of Kool, Pall Mall and Misty, offset by a decrease in GPC and smaller declines in other brands. In an environment of higher state excise taxes and escalation of discounting, this is an impressive performance achieved through effective and efficient pricing and promotional programmes.

Further progress for Kent and Kool contributed to the continued growth in market share in Japan, where total industry volumes fell. Profit increased as better volumes and favourable foreign exchange hedging more than offset the lower gross margins.

Dunhill Lights continued its excellent performance in South Korea by more than doubling volumes and market share. Group market share has now reached 10 per cent with profits significantly up.

In **Asia-Pacific,** regional profit of £353 million was £17 million below the same period last year, mainly as a result of markedly lower duty-free volumes. The major contributing businesses of Australia, Malaysia and the growth markets of Indochina performed well, although there was reduced profitability in Singapore. Regional volumes at 145 billion were down 6 per cent versus the same period last year. Higher volumes achieved in Indochina were more than offset by pricing-led volume decreases in Pakistan, Indonesia and our associated companies in India.

Australia delivered strong profit growth due to better margins, reduced overheads and savings in the supply chain. Overall volumes were in line with last year, as Dunhill and Winfield continue to grow, despite continued discounting in the low price segment.

Profit in Malaysia benefited from an excise-led price increase late last year and a solid volume performance, driven by Dunhill which continued to perform well with market share and volumes ahead of the same period last year.

Vietnam and Cambodia achieved strong profit growth, with volume increases attributable to the continued good performances of State Express 555 in both markets, Craven 'A' in Vietnam and lower priced brands in Cambodia. Government-mandated price increases in Indonesia resulted in higher margins and profit but led to lower volumes as they hampered efforts to compete effectively in the low price segment.

In Singapore, aggressive competitive pricing resulted in markedly lower margins and there has been significant erosion of profit despite the recovery of volumes to prior year levels. Profit growth in Taiwan was substantial, with Dunhill continuing its track record of growth, although overall volumes were slightly lower.

Our businesses in Southern Asia performed well. In Pakistan, a general price increase and a better product mix resulted in much higher profits despite lower volumes. Market share increased to over 50 per cent in Bangladesh and, with the continued growth of John Player Gold Leaf and Benson & Hedges, profit and volumes were up significantly. Volume growth in Sri Lanka resulted in higher profit.

The Group's associated companies in India reported increased profit following last year's significant excise-driven price increase, despite the resulting lower volumes and decline in the domestic cigarette market.

Given the exceptionally difficult economic circumstances in **Latin America**, our businesses really have performed well. Profit of £321 million was only £14 million lower despite the currency devaluations in many countries and lower volumes. The economic conditions, higher prices and downtrading resulted in volumes down 6 per cent to 113 billion, although there were increases from Venezuela and the Caribbean.

In Brazil, higher prices and operating efficiencies led to a good growth in profit, despite a decline in volumes and a change in the product mix with downtrading to low price brands. Derby, as market leader, continued its growth momentum and increased share.

Profit in Mexico was similar to last year as higher prices and cost reductions offset lower volumes and higher excise rates. In Chile, profit was up and the high market share was maintained with increased sales of Belmont, although volumes were slightly lower. The continued growth of Consul contributed to higher market share and volumes in Venezuela, resulting in increased profit.

Market share was slightly down in Argentina and the difficult economic circumstances led to lower volumes. Results have been significantly impacted by the devaluation of the currency with profit reported in sterling well down although the company continues to operate profitably. In Central America, lower volumes, higher government levies, partially offset by lower production costs, resulted in a much reduced profit. In the Caribbean, volumes and profit grew strongly.

Total profit in **Europe** was £24 million higher at £412 million, as a result of many solid performances and despite the significant loss of profit from the dissolution of the UK partnership, competitive market conditions in Romania and the excise tax increase in Germany. Regional volumes were in line with last year at 171 billion, with key brand share gains in Western Europe and Eastern Europe performing well.

Good market share growth in Germany for the key brands of Lucky Strike, Pall Mall and Gauloises continued and led to higher volumes and market share overall, although profits suffered as a result of reduced margins from not fully recovering an excise tax increase. In France, a price increase in January led to strong growth in profit despite a slightly lower market share in a reduced total market. Stable volumes in Italy, combined with higher margins, led to increased profit.

With good share growth by Parisienne, volumes in Switzerland were in line with last year and, combined with the impact of a price increase, resulted in higher profit. Improved margins contributed to better financial results in Belgium and the Netherlands.

In Russia, record sales of Kent, Vogue and Pall Mall contributed to a significant rise in profit. A strong third quarter resulted in total volumes 4 per cent ahead for the nine months, more than recovering the drop in volumes during the first quarter. Kent continued to grow strongly in the key 30 cities where it is now the leading premium brand.

In Ukraine, continued volume growth of the market leader, Prilucky Osoblivy, and Pall Mall led to higher volumes overall and a very strong rise in profit. Price increases towards the end of 2001, combined with higher volumes, led to much improved results in Poland. With volumes slightly down in tough competitive conditions in Romania, profits deteriorated despite an overall market share increase led by strong growth of Viceroy. In Hungary, trade marketing initiatives to support brands and strong market share growth, driven by Pall Mall, led to higher volumes and profit.

In the Smoking Tobacco and Cigars operations, profit was higher with all product groups showing a strong performance, especially fine cut in the Netherlands, cigars in Russia and filter cigarillos in Germany.

In the **Africa and Middle East** region, profit at £206 million was £45 million lower as a result of the severe devaluation of the South African rand, costs incurred in setting up the new operation in Turkey and lower duty-free volumes. Regional volumes were down by 10 per cent to 70 billion.

Volumes in South Africa were stable, while profit in local currency improved strongly, principally as a result of higher margins and an improved product mix. Peter Stuyvesant, Benson & Hedges and Dunhill all increased market share.

Elsewhere in the Southern Africa area, operating results were lower principally as a result of lower volumes, further affected by the difficulties facing the Zimbabwe leaf operations.

Profit in Nigeria grew dramatically through the combination of price gains and higher volumes, primarily Benson & Hedges, compared to the start-up costs incurred last year.

In the Middle East, profit was in line with last year, largely as a result of a good performance in Saudi Arabia. The Caucasus also made progress, but overall results were affected by the costs associated with the market entry in Turkey.

Non-trading items
The above results were achieved before accounting for any goodwill amortisation and the exceptional items described on page 13.

Group cigarette volumes

3 months to 30.9.02 bns	3 months to 30.9.01 Restated bns		9 months to 30.9.02 bns	9 months to 30.9.01 Restated bns	Year to 31.12.01 Restated bns
27.4	28.0	America-Pacific	80.1	78.7	105.9
47.3	49.1	Asia-Pacific	144.8	153.4	204.1
38.0	39.8	Latin America	113.2	120.5	162.9
61.9	60.0	Europe	171.4	171.6	230.2
24.9	26.6	Africa and Middle East	69.8	77.8	104.0
199.5	203.5		579.3	602.0	807.1

GROUP RESULTS - unaudited

3 months to 30.9.02 £m	3 months to 30.9.01 £m		9 months to 30.9.02 £m	9 months to 30.9.01 £m	Year to 31.12.01 £m
		REVENUE			
6,016	6,311	Subsidiary undertakings	17,676	18,317	24,466
318	308	Share of associates and joint ventures	975	912	1,228
6,334	6,619		18,651	19,229	25,694
		PROFIT			
607	632	Subsidiary undertakings	1,686	1,623	2,176
		after charging:			
	(6)	integration costs		(79)	(82)
(94)	(99)	goodwill amortisation	(285)	(293)	(392)
35	30	Share of associates and joint ventures	90	87	121
642	662	**Total operating profit**	1,776	1,710	2,297
		Sale of business		33	33
642	662	**Profit on ordinary activities before interest**	1,776	1,743	2,330
(31)	(71)	Net interest	(137)	(215)	(263)
(3)	(1)	Share of associates' and joint ventures' net interest	(5)	(4)	(2)
608	590	**Profit before taxation**	1,634	1,524	2,065
(235)	(249)	Taxation on ordinary activities	(669)	(652)	(886)
373	341	**Profit after taxation**	965	872	1,179
(35)	(43)	Minority interests	(112)	(132)	(169)
338	298	**Profit for the period**	853	740	1,010
		Earnings per share			
15.56p	13.71p	- basic	38.55p	33.35p	44.43p
18.79p	17.36p	- adjusted diluted	49.47p	45.80p	61.82p

See notes on pages 12 to 14.

SEGMENTAL ANALYSES OF TURNOVER AND PROFIT - unaudited

3 months to 30.9.02 £m	3 months to 30.9.01 Restated £m		9 months to 30.9.02 £m	9 months to 30.9.01 Restated £m	Year to 31.12.01 Restated £m
		Turnover excluding duty, excise and other taxes			
1,058	1,070	America-Pacific	3,061	3,076	4,128
442	455	Asia-Pacific	1,353	1,398	1,911
294	378	Latin America	1,034	1,190	1,619
884	858	Europe	2,412	2,399	3,189
307	317	Africa and Middle East	841	873	1,192
2,985	3,078		8,701	8,936	12,039
		Operating profit			
274	269	America-Pacific	769	738	1,019
133	145	Asia-Pacific	353	370	509
100	111	Latin America	321	335	428
155	141	Europe	412	388	505
74	101	Africa and Middle East	206	251	310
736	767		2,061	2,082	2,771
	(6)	Integration costs		(79)	(82)
(94)	(99)	Goodwill amortisation	(285)	(293)	(392)
642	662		1,776	1,710	2,297
687	662	Operating profit restated at comparable rates of exchange	1,871	1,710	2,297

The net turnover analysis is based on external sales in each region. The figures for the nine months ended 30 September 2002 and 30 September 2001, based on regional location of manufacture, would not be materially different except for sales from Europe to Africa and Middle East and Asia-Pacific which amounted to £336 million and £137 million respectively, 2001 £448 million and £256 million.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES - unaudited

	9 months to 30.9.02 £m	9 months to 30.9.01 £m	Year to 31.12.01 £m
Profit for the period	853	740	1,010
Differences on exchange	(104)	(309)	(631)
Total recognised gains related to the period *(below)*	749	431	379

INTEREST OF BRITISH AMERICAN TOBACCO'S SHAREHOLDERS - unaudited

	9 months to 30.9.02 £m	9 months to 30.9.01 £m	Year to 31.12.01 £m
Balance 1 January	4,754	5,097	5,097
Total recognised gains related to the period *(above)*	749	431	379
Issue of shares - share options	4	3	3
Dividends and other appropriations:			
ordinary shares	(229)	(208)	(686)
convertible redeemable preference shares	(13)	(12)	(39)
amortisation of discount on preference shares	(13)	(13)	(18)
Other movements	13	13	18
Balance at period end	5,265	5,311	4,754

See notes on pages 12 to 14.

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements comprise the unaudited results for the nine months ended 30 September 2002 and 30 September 2001 and the audited results for the twelve months ended 31 December 2001.

The unaudited Group results have been prepared under the historical cost convention and in accordance with applicable accounting standards using the accounting policies set out in the Report and Accounts for the year ended 31 December 2001.

CHANGES IN THE GROUP

With effect from 1 January 2002, the Group has changed its regional structure with certain markets, previously included in the Amesca region, now allocated between Asia-Pacific and Europe, causing the former region to be renamed Africa and Middle East. All the relevant comparative information in this report has been restated to account for this reallocation of markets.

On 30 January 2001, it was announced that the Group's Australian subsidiary had entered into an agreement under which the Group proposed to acquire the remaining 40.5 per cent shareholding of that company that it did not already own. This transaction was completed on 11 May 2001 at a cost of Aus$1.1 billion (£393 million), resulting in goodwill of £311 million which will be amortised over 20 years. Consequent upon the transaction, the company was delisted from the Australian Stock Exchange.

Following the restructuring of its Malaysian businesses in 1999, the Group had an operational subsidiary and a 54.7 per cent holding in a separate non-trading company whose only asset was cash. In May 2002, the holding in this separate company was sold for about book value.

FOREIGN CURRENCIES

The results of overseas subsidiaries and associated undertakings have been translated to sterling as follows:

Profit and loss for the nine months to 30 September 2002 at the average rates for that period. The comparatives for the nine months to 30 September 2001 and the year to 31 December 2001 at the average rates for the year to 31 December 2001. The interest of British American Tobacco's shareholders has been translated at the relevant period end rate.

For high inflation countries, the translation from local currencies to sterling makes allowance for the impact of inflation on the local currency results.

The principal exchange rates used were as follows:

	Average		Closing		
	2002	2001	30.9.02	30.9.01	31.12.01
US dollar	1.481	1.440	1.573	1.470	1.455
Canadian dollar	2.325	2.229	2.495	2.322	2.323
Euro	1.585	1.608	1.591	1.614	1.635
South African rand	15.938	12.330	16.575	13.239	17.458

EXCEPTIONAL ITEMS

Integration costs disclosed in 2001 were the final such costs incurred in integrating Rothmans into the British American Tobacco Group and the consequential restructuring of the enlarged Group.

GOODWILL AMORTISATION

The amortisation charge of £285 million is in respect of goodwill which principally arose from the Rothmans transaction during 1999 and the Imasco transaction during 2000.

SALE OF BUSINESS

The sale of the Group's pipe tobacco business in South Africa to Swedish Match was completed on 1 February 2001, resulting in a non-taxable profit on disposal of £33 million.

NET INTEREST

The decrease in net interest reflects the benefit from the Group's cash flow since 30 September 2001, lower interest rates and interest received as a result of a reassessment of net tax payments in the US, partly offset by the acquisition of the minority shares in Australia in May 2001.

TAXATION

	9 months to 30.9.02 £m	9 months to 30.9.01 £m
UK	4	15
Overseas	632	606
British American Tobacco p.l.c. and subsidiary undertakings	636	621
Share of associates and joint ventures	33	31
	669	652
Tax rate	40.9%	42.8%

The tax rates for each period are adversely affected by goodwill amortisation, while the 2001 tax rate benefited from the inclusion of the tax-free capital gain realised in South Africa. (See above). The underlying tax rate reflected in the adjusted earnings per share shown below was 34.9 per cent (2001 36.4 per cent). The improvement in the tax rate at both the published and underlying rate levels reflects a change in the mix of profits.

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the average number of ordinary shares in issue during the period (excluding shares held by the Group's two Employee Share Ownership Trusts).

For the calculation of diluted earnings per share the average number of shares reflects the potential dilutive effect of employee share schemes and the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to charging dividends and the amortisation of discount on the convertible redeemable preference shares.

The earnings have been distorted by exceptional items and goodwill amortisation. To illustrate the impact of these distortions the adjusted diluted earnings per share are shown below:

	Diluted earnings per share		
	9 months to		Year to
	30.9.02	30.9.01	31.12.01
	pence	pence	pence
Unadjusted earnings per share	37.08	32.22	43.97
Effect of goodwill amortisation	12.39	12.76	17.07
Effect of integration costs		2.26	2.22
Effect of sale of business		(1.44)	(1.44)
Adjusted earnings per share	49.47	45.80	61.82

Similar types of adjustments would apply to basic earnings per share. For the nine months to 30 September 2002 basic earnings per share on an adjusted basis would be 51.83p (2001 47.91p) compared to unadjusted amounts of 38.55p (2001 33.35p).

******

Copies of this Report will be posted to shareholders and may also be obtained during normal business hours from the Company's Registered Office at Globe House, 4 Temple Place, London WC2R 2PG.

Alan F Porter
Secretary
29 October 2002